EXHIBIT 99.1

Standard Lithium Reports Fiscal Second Quarter 2023 Results, Furthers Progress on Path Toward Commercial Development

Company Achieves Significant Milestones, Advancing First Commercial Lithium Extraction Project and Furthering Competitive Position with Innovative Technologies

VANCOUVER, British Columbia, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, today reported its financial and operating results for the fiscal second quarter ended December 31, 2022.

“Standard Lithium continues to advance its commercial development strategy and recently achieved several significant milestones,” said Robert Mintak, Chief Executive Officer and Director. “Most notably, we completed the necessary agreements to begin working on the ground at our first commercial lithium plant – the most advanced lithium brine project in the U.S. This development enables us to conduct all required fieldwork to support the Definitive Feasibility Study (DFS), paving the way toward efficient and scalable domestic lithium production.”

“We also made meaningful progress in pursuit of cutting-edge, sustainable technologies to power the new energy economy. We received our third and final Notice of Allowance for our proprietary technique for Direct Lithium Extraction (DLE) from lithium brines, and we installed a Carbon Capture Pilot Plant to test novel carbon capture technology designed to minimize emissions – all enhancing our competitive position.”

“Additionally, we added two highly accomplished energy executives to our Board and are continuing to advance discussions around strategic partnerships and supply agreements on our South West Arkansas Project. Supported by our strong cash position, innovative technologies, and experienced leaders, we are optimally positioned to lead the new wave of U.S. lithium production,” concluded Mr. Mintak.

HIGHLIGHTS OF THE FISCAL SECOND QUARTER OF 2023 ENDED DECEMBER 31, 2022

  Maintained Strong Balance Sheet – As of December 31, 2022, the Company’s cash on hand totaled $107 million and a working capital surplus was $105 million.

  Signed Agreement to Advance Design of First Commercial Lithium Plant – Standard Lithium completed the Site Access Agreement for its first commercial lithium plant, achieving an important milestone for one of its two flagship projects. This agreement exclusively secures the property and enables the Company to conduct all required fieldwork to support the DFS. With the agreement in place, Standard Lithium has begun the site work necessary to design the plant, including determining important ground conditions and placing key equipment.

  Received Notice of Allowance for Final U.S. Patent Application – The United States Patent and Trademark Office (USPTO) issued a Notice of Allowance for Standard Lithium’s third and final pending U.S. patent application serial no. 16/895,783, titled “Process for Recovering Lithium from Brines.” The USPTO had previously issued Notices of Allowances for the Company’s other two U.S. patent applications. Together, these three patent applications comprise a portion of Standard Lithium’s proprietary technique for DLE from lithium brines. A Notice of Allowance is issued by the USPTO after examination of a patent application and determination that a patent should be granted from the application. This notice provides continued affirmation of Standard Lithium’s novel lithium extraction technology as the Company progresses toward commercialization.

NOTABLE EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED DECEMBER 31, 2022

  Appointed Two Experienced Energy Executives to the Board of Directors – Standard Lithium added Claudia D'Orazio and Anca Rusu to its Board as independent directors. Together, they bring decades of experience in the energy sector, as well as deep expertise in project management, finance and human resources, further strengthening the Board.

  Installed Carbon Capture Pilot Plant to Assess Sustainable Production Practices – Standard Lithium’s Carbon Capture Pilot Plant was successfully installed in southern Arkansas, in collaboration with its investment partner, Aqualung Carbon Capture AS. The plant will test cutting-edge carbon capture technology to inform and support the Company’s efforts to minimize CO2 emissions at future production facilities.

All filings mentioned in this release are available for review on the Company’s website and SEDAR profile at www.sedar.com. All amounts are in Canadian dollars unless otherwise indicated.

CONSOLIDATED FINANCIAL STATEMENTS

The Company’s unaudited interim financial statements and management's discussion and analysis for the three months ended December 31, 2022 are available on the Company's website at https://www.standardlithium.com/, and under the Company’s profiles on SEDAR and EDGAR.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the Lanxess Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the Lanxess Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the Lanxess Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/